SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                       Hayes Wheels International, Inc.
                              (Name of Issuer)

                   Common Stock, par value, $.01 per share
                       (Title of Class and Securities)

                                  420804106
                    (CUSIP Number of Class of Securities)

                               Richard W. Tuley
                              MWC Holdings, Inc.
                             2501 Woodlake Circle
                           Okemos, Michigan  48864
                                (517) 337-5700
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                               Robert B. Pincus
                     Skadden, Arps, Slate, Meagher & Flom
                              One Rodney Square
                          Wilmington, Delaware 19801
                                (302) 651-3000

                                March 28, 1996
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the
          subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following:          ( )

          Check the following box if a fee is being paid with this
          Statement:                    (x )


      CUSIP No. 420804106             13D
___________________________________________________________________________

      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            MWC Holdings, Inc.
___________________________________________________________________________

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ( )
                                                              (b) ( )
___________________________________________________________________________

      3     SEC USE ONLY
___________________________________________________________________________

      4     SOURCE OF FUNDS*
            WC, BK
___________________________________________________________________________

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  ( )
            Not applicable
___________________________________________________________________________

      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
___________________________________________________________________________

             NUMBER OF       7     SOLE VOTING POWER
              SHARES                8,144,000**
           BENEFICIALLY     _______________________________________________
             OWNED BY        8     SHARED VOTING POWER
               EACH                 -0-
             REPORTING      _______________________________________________
                             9     SOLE DISPOSITIVE POWER
              PERSON                8,144,000**
               WITH         ______________________________________________
                            10    SHARED DISPOSITIVE POWER
                                    -0-
___________________________________________________________________________

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            8,144,000**
___________________________________________________________________________

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                  ( )
___________________________________________________________________________

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            46.3%
___________________________________________________________________________

      14    TYPE OF REPORTING PERSON*
            HC
___________________________________________________________________________

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

        ** Beneficial ownership of these shares is being reported solely as a result of the Stock Option Agreement described in Items 4 and 6 hereof. The option ("Option") granted to MWC Holdings, Inc. ("Holdings") pursuant to the Stock Option Agreement has not yet become exercisable. Upon exercise of the Option, if any, Holdings will have sole voting and dispositive power over the shares acquired pursuant thereto. Prior to the exercise or termination of the Option, Holdings has been granted a proxy to vote the shares covered by the Option on certain matters, and therefore may be deemed to have shared voting power over such shares. Holdings expressly disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 hereof.


     ITEM 1.   SECURITY AND ISSUER.

               This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Company Common Stock"), of Hayes Wheels International, Inc. (the "Company"). The principal executive offices of the Company, a corporation organized and existing under the laws of the State of Delaware, are located at 38481 Huron River Drive, Romulus, Michigan 48174.

     ITEM 2.   IDENTITY AND BACKGROUND.

               (a),(b),(c),(f) This Schedule 13D is being filed by MWC Holdings, Inc. ("Holdings"), a corporation organized and existing under the laws of the State of Delaware. The principal offices of Holdings are located at 2501 Woodlake Circle, Okemos, Michigan 48864. Holdings is both a designer and producer of wheels and brakes for the automotive and commercial highway markets, and supplies these products primarily to original equipments manufacturers located in North America. Holdings also sells its commercial highway wheels and brakes to the after-market through original equipment service organizations and a network of warehouse distributors. Holdings operates through its wholly-owned subsidiary Motor Wheel Corporation, an Ohio corporation ("MWC").

               Each executive officer and each director of Holdings is a citizen of the United States. The name, business address and present principal occupation of each executive officer, director and ten percent beneficial owner is set forth in Exhibit 1.A to this Schedule 13D and is specifically incorporated herein by reference.

               Joseph, Littlejohn & Levy Fund II L.P. ("JLLF") became the beneficial owner of 281.4815 shares, or 74.6%, of the common stock of Holdings on November 7, 1995. JLLF is managed by Joseph, Littlejohn & Levy, a partnership in which Peter A.
     Joseph, Angus C. Littlejohn, Jr. and Paul S. Levy are the general partners.

               Other than executive officers, directors, and ten percent beneficial owners set forth in Exhibit 1.A, there are no persons or corporations controlling or ultimately in control of Holdings.

               (d),(e) During the past five years, to the best of Holdings knowledge, neither Holdings nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and which judgement, decree or final order was not subsequently vacated.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to a Stock Option Agreement dated as of March 28, 1996 (the "Stock Option Agreement") among Varity Corporation("Varity"), Varity's wholly-owned subsidiary K-H Corporation (together with Varity, the "Stockholder") and Holdings, Stockholder has granted to Holdings an irrevocable option to purchase the shares of Company Common Stock covered by this Schedule 13D upon the occurrence of certain events and subject to certain conditions (the "Option"). Pursuant to the Option, Holdings has the right to purchase all of Stockholder's shares of Company Common Stock (the "Shares"), upon the occurrence of certain events, at a price of $32.00 per share, or such higher price as may be paid to holders of Company Common Stock pursuant to the Merger (as defined in Item 4). The exercise of the Option at a price of $32 per share for the number of Shares currently covered thereby would require aggregate funds of $260,608,000. Holdings currently anticipates that, should the Option become exercisable and should Holdings decide to exercise the Option, Holdings would obtain the required funds from Holdings and MWC's general corporate funds and amounts to be available under potential future debt or equity financings, the terms of which have not yet been determined.

               The Option was granted by Stockholder as a condition of and in consideration for Holdings entering into an Agreement and Plan of Merger, dated as of March 28, 1996, by and among Holdings and the Company (the "Merger Agreement").

               A copy of the Stock Option Agreement is included as
     Exhibit 1.B to this Schedule 13D and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

     ITEM 4.   PURPOSE OF TRANSACTION.

               (a),(b),(c),(f),(j)

     The Merger

               Simultaneously with the execution of the Stock Option Agreement, Holdings and the Company entered into the Merger Agreement, pursuant to which, and subject to the terms and conditions thereof, Holdings would be merged with and into Company (the "Merger"). Under the Merger Agreement, at the effective time of the Merger (the "Effective Time"), (a) each outstanding share of Company Common Stock (other than shares owned by the Company or its subsidiaries, or shares as to which appraisal rights under Delaware law have been perfected) shall be converted into (i) $28.80 in cash and (ii) one-tenth of one share of new common stock of the Company (the "New Common Stock"), (b) each outstanding share of Series A Preferred Stock of the Company ("Company Preferred Stock"), which shares will be issued to certain investors (including JLLF) (the "Investors") immediately prior to the Merger pursuant to the terms of Subscription Agreements (as hereinafter defined) among each Investor, Holdings and the Company, shall be converted into the right to receive
     31.25 shares of New Common Stock, and (c) each outstanding share of Holdings Common Stock (other than shares owned by Holdings or its subsidiaries, or shares as to which appraisal rights under Delaware law have been perfected) will be converted into (i) 8,231.76 shares of New Common Stock and (ii) 3,029.29 warrants (the "Warrants") to purchase one share of New Common Stock at a price of $48.00 per share subject to the terms of such Warrant.

     The foregoing description is qualified in its entirety by reference to such exhibit.

               Consummation of the transactions contemplated by the Merger Agreement is subject to satisfaction or waiver of certain conditions, including, among others, the approval of the Merger by the stockholders of Holdings and the Company, the receipt of requisite financing and the receipt of certain regulatory approvals. The Merger Agreement and the transactions contemplated by the Merger will be submitted for approval at the Special Meetings of the stockholders of Holdings and the Company.

               A copy of the Merger Agreement is included as Exhibit 1.C to this Schedule 13D and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

     Stock Option Agreement

               The Option was granted by Stockholder as a condition of and in consideration for Holdings entering into the Merger
     Agreement. Reference is made to Item 6 for a more detailed summary of the terms of the Stock Option Agreement.

               (d) Pursuant to Exhibit H to the Merger Agreement, at the Effective Time, the directors of the Surviving Corporation (as defined in the Merger Agreement) shall consist of (i) the Chief Executive Officer of the Company (currently Ranko Cucuz),
     (ii) four designees of JLLF, (iii) a designee of TSG Capital Fund II, L.P. ("TSG"), (iv) a designee of CIBC WG Argosy Merchant Fund II, LLC ("CIBC") and (v) two individuals not affiliated with the Company or the Investors, each until their respective successors are duly elected or appointed in the manner provided in the Certificate of Incorporation or by-laws of the Surviving Corporation. Exhibit H may be supplemented or amended by Holdings from time to time prior to the Merger, except that the number of directors may not be increased and the directors must include not less than two independent directors and the Chief
     Executive Officer of the Company.   At the Effective Time, the
     Certificate of Incorporation and by-laws of the Surviving Corporation will be amended to provide for a classified board of directors divided into three classes. The initial term of Class 1 directors will be one year, the initial term of Class 2 directors will be two years, and the initial term of Class 3 directors will be three years. Thereafter, each director will serve for a three-year term and until such director's successor has been duly elected and qualified.

     Capitalization and Financing

          The amounts necessary to consummate the Merger and the transactions contemplated thereby and to pay all expenses to be incurred by Holdings and the Company in connection therewith will be financed with (i) proceeds from bank borrowings by senior secured credit facilities with a group of banks to be led by Canadian Imperial Bank of Commerce and Merrill Lynch Capital Corporation, which provide for aggregate commitments of up to $645 million, (ii) the proceeds of an offering by the Company of approximately $200 million of subordinated indebtedness to be issued by the Company in a public offering or private placement prior to the Effective Time and (iii) the sale of $200 million of the Company's Series A Preferred Stock (the "Company Preferred Stock") and Warrants to purchase New Common Stock to the Investors pursuant to the Subscription Agreements (as hereinafter defined).

               The Company has entered into subscription agreements, dated as of March 28, 1996 (the "Subscription Agreements") with the Investors, including JLLF, TSG and CIBC, providing for the purchase by such Investors immediately prior to the Effective Time (and subject to consummation of the Merger) of an aggregate of 200,000 newly issued shares of Company Preferred Stock and 150,000 Warrants for an aggregate purchase price of $200 million. In the event that the Merger is not consummated within two business days of the initial issuance of the Company Preferred Stock, the Company is required to redeem such Company Preferred Stock in the manner set forth in the Subsription Agreements. The sale of $200 million of the Company Preferred Stock will be a condition to the obligations of the lenders under the senior secured credit facilities.

               A copy of the form of Stock Subscription Agreements is included as Exhibit 1.D to this Schedule 13D and is specifically incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

               (e) The Merger Agreement provides that prior to the Effective Time, the Company may not pay dividends on Company Common Stock other than regular quarterly dividends not exceeding $.015 per share. After completion of the Merger, it is expected that the terms of the Surviving Corporation's debt financing will limit the payment of dividends on the New Common Stock.

               (g) At the Effective Time, the by-laws and Certificate of Incorporation of the Company will be amended and restated as discussed in paragraph (d) above and, in addition, will provide for advance notice for stockholder proposals and director nominations, will provide for a classified board and will not require the approval of independent directors for any matters.
     As so amended, the Certificate of Incorporation and by-laws will be adopted as the Certificate of Incorporation and by-laws of the Surviving Corporation.

               (h), (i) The Company Common Stock is now listed, and following the Merger, it is expected that the New Common Stock will be listed, for trading on the New York Stock Exchange. If such listing is not available, the Company will apply to have the New Common Stock listed on the Nasdaq National Market.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a),(b),(c) Holdings may be deemed to be the beneficial owner of all the shares of Company Common Stock, currently 8,144,000 shares (representing approximately 46.3% of the currently outstanding shares of Company Common Stock) that are subject to the Option. As provided in the Stock Option Agreement, Holdings may only exercise the Option upon the occurrence of certain events, none of which has occurred. See
     Item 6 hereof. Under the terms of the Stock Option Agreement, Stockholder also granted to Paul S. Levy and Marcos A. Rodriguez, directors of Holdings, an irrevocable proxy to vote all shares subject to the Option in favor of the Merger Agreement and against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Stock Option Agreement or the Merger Agreement. Because the Option is not presently exercisable, Holdings expressly disclaims beneficial ownership of any of the shares of Company Common Stock that are subject to the Option. To the best knowledge of Holdings, none of the persons listed in Exhibit 1.A hereto beneficially owns any shares of Company Common Stock. Except as described in this Schedule 13D, neither Holdings nor, to the best of its knowledge, any of the persons listed in Exhibit 1.A hereto has effected any transactions in shares of Company Common Stock during the past 60 days.

               (d)  Not applicable

               (e)  Not applicable

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Stock Option Agreement

               Set forth below is a general description of the Stock Option Agreement. Such description is qualified in its entirety by reference to the Stock Option Agreement, a copy of which has been included as Exhibit 1.B hereto and is incorporated by reference herein.

               The Option will become exercisable at any time after the earlier of (i) Stockholder's breach of any material obligation under the Stock Option Agreement, (ii) Holdings' discovery of any material misrepresentation or breach of material warranty by Stockholder under the Stock Option Agreement, (iii) public disclosure of or Holdings learning of (a) certain acquisitions, tender offers or proposals for acquisition of more than 15% of the outstanding shares of Company Common Stock or a material portion of the assets of the Company, (b) certain other agreements regarding a merger, liquidation, recapitalization or similar transaction involving the Company or (c) the Company Board having publicly modified or withdrawn its recommendation of the Merger, or failing to reconfirm its recommendation within two business days of a written request by Holdings.

               Upon any reclassification, split-up, stock dividend, exchange of shares or other similar change in the outstanding shares of Company Common Stock prior to the termination of the Stock Option Agreement, the number of shares subject to the Option and the applicable exercise price will be appropriately adjusted so that Holdings will receive upon exercise of the Option the equivalent amount of shares or property that it would have received had it exercised the Option immediately prior to such event.

               Stockholder has agreed during the term of the Stock Option Agreement not to (i) transfer or agree to transfer the Shares, except pursuant to the Merger, (ii) grant any proxy or power of attorney with respect to the Shares or (iii) deposit the Shares into a voting trust or enter into a voting agreement with respect to the Shares. Further, Stockholder has agreed to have a restrictive legend placed on its shares of Company Common Stock and to have a stop transfer order placed on such shares with the transfer agent and registrar of the shares of Company Common Stock.

               Pursuant to the Stock Option Agreement, Stockholder has agreed not to directly or indirectly solicit or participate in any discussions with any party other than Holdings regarding a takeover proposal for the Company, and to immediately notify Holdings of any such proposal. Stockholder has also granted to certain directors of Holdings a proxy to, among other things, vote in favor of the Merger Agreement. See Item 5 (a), (b), (c).

               Holdings has agreed with Stockholder not to modify the Merger Agreement without the prior written consent of Stockholder, and, in the event Holdings has the right to terminate the Merger Agreement pursuant to certain provisions thereof, to immediately so terminate unless Stockholder has consented in writing to Holdings not terminating the Merger Agreement (Stockholder is not a party to the Merger Agreement). In the event that the Option is exercised, the Merger is not consummated and, during the twelve-month period commencing on the date of exercise, Holdings disposes of all or any portion of the shares acquired pursuant to the Option for a price higher than the exercise price, under the terms of the Stock Option Agreement Holdings is required to pay to Stockholder in respect of each share disposed of an amount equal to the excess of the highest per share price received in such sale over the exercise price.

               To the extent Holdings has not otherwise exercised the Option pursuant to its terms, the Stock Option Agreement will terminate on the earlier of (i) the Effective Time of the Merger,
     (ii) 5 business days after the termination of the Merger Agreement in accordance with its terms, (iii) the termination of the Merger Agreement pursuant to its terms if Holdings is not entitled to the payment of termination fees thereunder, (iv) any modification, amendment, alteration or supplement of the Merger Agreement, or any failure of Holdings to terminate the Merger Agreement, in violation of Section 6.1 thereof or (v) 12:01 a.m. on August 16, 1996.

     Merger Agreement

               Set forth below is a summary description of selected provisions of the Merger Agreement. Such description is qualified in its entirety by reference to the Merger Agreement, a copy of which has been included as Exhibit 1.C hereto and is incorporated by reference herein.

               At the Effective Time of the Merger, each share of Company Common Stock, Company Preferred Stock and Holdings Common Stock then outstanding will be converted into the consideration described in Item 4 hereof.

               The Merger Agreement provides that subject to the approval and adoption of the Merger Agreement by the stockholders of Holdings and the Company, and compliance with (or waiver of) certain other conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, a certificate of merger will be filed with the Secretary of State of the State of Delaware pursuant to which Holdings will be merged with and into the Company. The Company will be the Surviving Corporation after the Merger.

               The Merger Agreement provides that, in the event that Holdings exercises the Option, Holdings agrees that: (i) it will, within one year from the date of exercise of the Option, commence an offer (the "Offer") to purchase all of the outstanding Company Common Stock not owned by Holdings for consideration with a fair market value of not less than $32 per share and will consummate such offer within 60 days from the date of commencement thereof; (ii) neither Holdings nor any of its affiliates will acquire beneficial ownership of any additional shares of Company Common Stock (and shall dispose of any other such shares beneficially owned by Holdings or its affiliates other than the shares acquired pursuant to the Option) until it has consummated the Offer and purchased all shares validly tendered pursuant thereto; and (iii) in the event that the Offer is not commenced and consummated within 425 days following the purchase of the Shares and the Company increases the Board of Directors by two members and appoints one designee of Holdings to the Company's Board, Holdings will, for a one-year period (the "Standstill Period"), vote all shares in favor of certain alternative transactions proposed by the Board of Directors the result of which will be the receipt by stockholders of the Company of consideration with a fair market value of not less than $32 per share, cooperate in connection with such alternative transactions and not attempt to gain further influence over the Company. All such standstill restrictions will lapse if an alternative transaction is not consummated during the Standstill Period.

               The Merger Agreement may be terminated at any time prior to the Effective Time by mutual consent of the Company and Holdings, or by either party if (i) any permanent injunction or action by any governmental entity preventing consummation of the Merger becomes final and nonappealable and the party seeking to terminate has used reasonable best efforts to overturn such injunction or action; (ii) the Merger has not been consummated on or before August 15, 1996; or (iii) the stockholders of the Company or Holdings do not approve the Merger Agreement at their respective Special Meetings; unless, in the case of clauses (ii) and (iii), such failure is a result of the action or failure to act of the party seeking to terminate, where such action or failure to act constitutes a breach of the Merger Agreement. In addition, the Merger Agreement may be terminated by the Company if (i) the Board of Directors of the Company shall reasonably determine that an acquisition proposal for the Company constitutes a Superior Proposal (as defined in the Merger Agreement), and the Company shall have given notice to Holdings and complied with certain other provisions; or (ii) Holdings breaches in any material respect any representation, warranty, covenant or agreement in the Merger Agreement, which failure has not been cured within 30 days after notice is given or is incapable of being cured.

               The Merger Agreement may be terminated by Holdings if
     (i) the Company breaches any material representation, warranty, covenant or agreement in any material respect in the Merger Agreement, which breach cannot be cured or has not been cured within 45 days after notice is given; or (ii) the Company Board withdraws or modifies in a manner adverse to Holdings its approval or recommendation of the Merger or fails to reconfirm such recommendation within 5 business days of a reasonable request by Holdings for such confirmation.

               Both parties also agree to use their reasonable best efforts to take all necessary actions to consummate the Merger in a timely fashion. In the event the Merger Agreement is terminated under certain circumstances, the Company will be obligated to pay Holdings a fee of $20 million in cash plus Holdings' out-of-pocket expenses, not to exceed $5 million, in connection with the Merger Agreement.

               Pursuant to a Letter Agreement, dated March 28, 1996 (the "Letter Agreement") among Holdings and each of the Investors, Holdings has agreed to (i) pay to each Investor a proportional share of any termination fees paid to Holdings pursuant to the Merger Agreement, (ii) if the Merger is not consummated, share on a proportional basis all unreimbursed costs and expenses incurred by the Investors and Holdings in connection with the Merger, the Subscription Agreements and the transactions contemplated thereby and (iii) give each Investor the right to purchase a proportional number of shares subject to the Option if Holdings determines to exercise such Option. In addition, pursuant to the Letter Agreement, Holdings agreed not to enter into any Merger financing, amend or modify the Merger Agreement or exercise any right thereunder without the consent of Investors holding subscriptions for no less than 80.5% of the aggregate subscription pursuant to the Subscription Agreements, which consent may not be unreasonably withheld. The Letter Agreement is included as Exhibit 1.E hereto and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

     Warrant Agreement

               In connection with the issuance pursuant to the Merger Agreement and the Subscription Agreements of Warrants to purchase up to 1,300,000 shares of New Common Stock, the Company will enter into a Warrant Agreement prior to the Effective Time. Each Warrant will entitle the registered holder to purchase one share of New Common Stock at a price of $48.00 per share during the period commencing on the fourth anniversary of the Effective Time until the seventh anniversary of the Effective Time, and such Warrants are not transferrable at any time before the third anniversary of the Effective Time. In the event of any consolidation with or merger of the Company into another corporation or of any sale, transfer or lease of all or substantially all of the property of the Company, the holders of each Warrant will have the same rights with respect to such Warrants after such event as in effect immediately prior to such event.

               A form of Warrant Agreement is included as Exhibit 1.F to this Schedule 13D and is specifically incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

     Stockholders Agreement

               Pursuant to the Subscription Agreements, the Company and the New Investors have agreed to enter into a stockholders agreement at the Effective Time which will provide that the Investors will vote their shares of New Common Stock so that the Board of Directors of the Surviving Corporation will consist of nine members, of which four members will be designated by JLLF, one member designated by each of TSG and CIBC, one member will be the Chief Executive Officer of the Surviving Corporation and the remaining two members will be selected by the remaining members of the Board of Directors of the Surviving Corporation and may not be affiliated with the Surviving Corporation or any of the Investors. In addition, each Investor will agree not to transfer its shares of New Common Stock prior to the second anniversary of the Merger (other than to certain permitted transferees) and not to acquire additional shares of New Common Stock if such acquisition would cause such Investor to own in excess of 50% of the outstanding shares of New Common Stock. The Investors will be granted the right to participate proportionately in any sales by JLLF of shares of New Common Stock, subject to certain exceptions; and the Surviving Corporation will not repurchase any shares of New Common Stock, with certain exceptions, without the approval of holders of at least 82.5% of shares of New Common Stock issued pursuant to the Subscription Agreements. The Stockholders Agreement will provide that each Investor will be entitled to two "demand" registration rights and unlimited "piggyback" registration rights with respect to its shares of New Common Stock.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               The following Exhibits are filed as part of this
     Schedule 13D:

     EXHIBIT 1.A: Name, business address and present principal occupation of each executive officer and director of MWC Holdings, Inc. and name and business address of all ten percent beneficial owners.

     EXHIBIT 1.B: Stock Option Agreement, dated as of March 28, 1996, by and among Varity Corporation, K-H Corporation and MWC Holdings, Inc. is incorporated by reference to Exhibit 10.3 to the Hayes Wheels International, Inc. Form 8-K, dated March 28, 1996.

     EXHIBIT 1.C: Agreement and Plan of Merger, dated as of March 28, 1996, between MWC Holdings, Inc. and Hayes Wheels International, Inc. is incorporated by reference to Exhibit 2 to the Hayes Wheels International, Inc. Form 8-K, dated March 28, 1996.

     EXHIBIT 1.D: Form of Subscription Agreements, each dated March 28, 1996, between each Investor and Hayes Wheels International, Inc. is incorporated by reference to Exhibit 10.1 to the Hayes Wheels International, Inc. Form 8-K, dated March 28, 1996.

     EXHIBIT 1.E: Letter Agreement, dated March 28, 1996, among MWC Holdings, Inc., Joseph Littlejohn & Levy Fund II LP, TSG Capital Fund II, L.P., CIBC WG Argosy Merchant Fund II, LLC, Chemical Equity Associates, A California Limited Partnership and Nomura Holding America, Inc.

     EXHIBIT 1.F: Proposed Form of Warrant Agreement, to be entered into between Hayes Wheels International, Inc. and the Warrant Agent is incorporated by reference to
                    Exhibit 10.2 to the Hayes Wheels International, Inc. Form 8-K, dated March 28, 1996.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MWC HOLDINGS, INC.

                                   By: /S/ Richard W. Tuley
                                      Name:  Richard W. Tuley
                                      Title: President and CEO